SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-Held Company with Authorized Capital: 016390

CNPJ: 01.832.635/0001-18 – NIRE: 35.300.150.007

Av. Jurandir, 856, Lote 4, 1o andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (the “Company”), in compliance to the Instructions of the Brazilian Securities and Exchange Commission (“CVM”) numbers 358/02 and 10/80, hereby informs its stockholders and the general market the Company’s Board of Director, in meeting held on September 30, 2011, authorized the share buyback of the preferred stocks of the Company, upon the following conditions:

1. Purpose: Acquisition of preferred stocks issued by the Company for being kept in Treasury and subsequently cancelled or disposed with no reduction in the capital stock.

2. Number of Stocks to be acquired: The aforementioned acquisition shall observe the threshold of up to 54,137 (fifty four thousand, one hundred and thirty seven) preferred stocks.

3. Term for holding the Operations: The maximum term for holding the operation is of 365 (three hundred and sixty five) days, following the present date. The acquisition of the stocks shall be made in the Floor of the Stock Exchange of São Paulo, at market price.

4. Number of Outstanding Stocks in the Market: 83,309,958 (eighty three million, three hundred and nine thousand, nine hundred and fifty eight) outstanding stocks in the market, as provided by SEC Instruction CVM 10/80.

5. Authorized Financial Institutions: BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., with registered office at Av. Brigadeiro Faria Lima, 3.729, 9o andar, São Paulo – SP, enrolled with the CNPJ  under number 43.815.158/0001-22.

São Paulo, October 7, 2011.

TAM S.A.

Libano Miranda Barroso

Investor Relations Director

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in South America, North America and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.4% in August; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.1% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.